SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Art. 1 - Companhia Siderúrgica Nacional, incorporated on April 9, 1941, with its articles of incorporation filed with the Commercial Registry Department under No. 15910, on May 5, 1941, hereinafter referred as “the Company”, is a Brazilian private legal entity, organized as a publicly-held corporation, which shall henceforth be governed by these Bylaws and applicable legislation.

Art. 2 - The purpose of the Company is to manufacture, transform and sell steel products and subproducts, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Sole Paragraph - By decision of the Board of Directors, the Company may open and close branches, agencies, offices and establishments of any kind, in Brazil or abroad.

Art. 3 - The Company has its legal domicile and head office in the city of Rio de Janeiro, State of Rio de Janeiro.

Art. 4 - The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Art. 5 - The capital stock of the Company, fully subscribed and paid in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents) divided into 1,510,359,220 (one billion, five hundred ten million, three hundred fifty-nine thousand, two hundred twenty) common and book-entry shares with no par value.

Sole Paragraph - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

Art. 6 - Unless otherwise decided by the General Meeting, dividends shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.

Art. 7 - The capital stock of the Company may be increased to up 2,400,000,000 (two billion four hundred million), by decision of the Board of Directors.

Paragraph 1 - The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2 - Shareholders shall have preemptive rights in relation to the shares issued by means of authorized capital, in proportion to their holdings in the capital on the date of each issue.

Paragraph 3 – The Board of Directors shall establish the issue price for the shares, based on provisions of law, when authorizing the issuance of new shares for partial or whole issue of the authorized capital.

Art. 8 - The reimbursement value of the shares shall be the quotient of the division of the economic value of the Company, ascertained by appraisal in accordance with provisions of law, by the total number of shares issued by the Company, Treasury shares excluded.

Chapter III

GENERAL MEETING

Art. 9 - The General Meeting shall ordinarily meet during the 4 (four) first months following the end of the fiscal year and further meet extraordinarily whenever necessary. The call and procedures for convening and resolution shall be governed by these Bylaws and by applicable law.

Sole Paragraph - The chairman shall appoint the secretary of the General Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Art. 10 - The management of the Company shall be incumbent upon the Board of Directors and the Executive Committee, the latter composed of Executive Officers, each of whom shall be responsible for a specific and defined area of activity.

Art. 11 - The General Meeting shall set the remuneration of the managers of the Company.

Paragraph 1 - The remuneration shall comprise a fixed monthly amount, which are the fees, and for the executive officers may also include a variable amount to be paid yearly, calculated on the net income of the Company ascertained after formation of the reserves required by law, including for payment of Income Tax, and of the provision for compulsory dividends.

Paragraph 2 - The General Meeting may allocate an aggregate amount for the managers' remuneration, comprising the fixed portion for all of them and the variable part for the executive officers, to be distributed in such case by the Board of Directors.

Art. 12 - The resolutions of the Board of Directors and the Executive Committee shall be adopted by vote of the majority of their members present at the meeting.

Section II

BOARD OF DIRECTORS

Art. 13 - The Board of Directors is composed of 7 (seven) to 11 (eleven) members, shareholders, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman.

Paragraph 1 - The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2 - In the event the employees of the Company, whether or not joined in investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such capacity indicated to the general meeting to be elected to fill said position.

Paragraph 3 - The Executive Officers shall be entitled to speak, when called to attend the Board of Directors meetings.

Art. 14 - The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and extraordinarily by call of the Chairman, the Vice-Chairman when in the office of chairman, or 5 (five) Board of Director members. The meeting shall be installed upon attendance by the majority of the members.

Paragraph 1 - Minutes of the meetings shall be drawn up in the proper book.

Paragraph 2 - Board resolutions shall be passed by majority vote of those present at the meeting. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 3 - In the event of impediment or absence in the Board of Director meetings, each member shall be substituted by another member formally indicated by the former, with exception to the Chairman of the Board of Directors, whose substitution shall be made in accordance with Article 19 of these Bylaws.

Paragraph 4 - In the event of a vacant position on the Board of Directors, the substitute one shall be appointed by the remaining members and shall serve until the first General Meeting.

Paragraph 5 - If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume as Board chairman and shall provide for a general meeting within 30 (thirty) days as from the vacancy, to fill the vacant position.

Paragraph 6 - Each Board of Director member shall receive, at least 3 (three) working days in advance, the agenda of the meeting with supporting documents for the decisions to be discussed.

Paragraph 7 - The Board of Directors shall have a General Secretary.

Art. 15 - Members shall receive copies of the minutes of meetings of the Executive Committee and any special committees created by the Board of Directors hereunder.

Art. 16 - The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Art. 17 - In addition to the duties established by law, the Board of Directors shall be responsible:

I – to approve the general management policy and establish the general policy for the business of the Company, laying down the basic guidelines for executive action, including as regards production, sales, technology transfer, use of trademarks and patents, and financial and investment management, as well as and to ensure that they are strictly performed;

II – to call general meetings;

III – to elect and dismiss the members of the Executive Committee and assign their duties, appointing the Executive Officer in charge of investor relations, who shall have sole authority to receive service of process and to represent the Company in court;

IV – to elect the substitute to complete the replaced Executive Officer's term of office, in case of vacancy on the Executive Committee;

V – to examine the books and papers of the Company and request information regarding documents of interest to the Company and ongoing or already completed business or projects;

VI - to comment on the management report, Executive Committee accounts and consolidated balance sheets, which shall be submitted to it for examination within 2 (two) months after the end of the fiscal year;

VII - to comment on all matters required to be submitted to the general meeting;

VIII - to approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory and decision-making councils and audit committees of commercial or civil companies controlled by or associated with the Company, and associations, foundations and other types of corporate groups in which the Company participates;

IX - to examine the monthly results of operations of the Company;

X - to establish the guidelines for the internal audit plan and to ratify it;

XI - to appoint and dismiss the independents auditors of the Company;

XII - to call the independent auditors to Board of Directors meeting in order to comment on the reports, Executive Committee accounts, balance sheet and other financial statements prepared by the Executive Committee;

XIII - to establish policies for taking up tax incentives;

XIV - to decide on transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

XV - to require inspections, audits or account-rendering in foundations and similar entities in which the Company participates;

XVI - to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

XVII - to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a) acquisition, disposal and encumbrance of any permanent asset;

b) conduction of any legal business by the Company, including financing and loans, including companies directly or indirectly controlled by the Company;

c) any type of guarantee or encumbrance of any asset not composing the Company’s permanent assets, including to the benefit or on behalf of third parties, provided that these third parties are the Company’s subsidiaries or associated entities;

XVIII - to approve the general management rules and administrative structure of the Company and resolve on the human resources policy, including salary;

XIX - to authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company, in Brazil or abroad;

XX - to resolve on any acts involving transformation, consolidation, spin-off, merger or liquidation of companies in which the Company has corporate holding;

XXI - to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

XXII - to appoint and dismiss the general secretary of the Board of Directors and define his duties;

XXIII - to require, for review and establishment of criteria, submission of the rules to be observed by the Executive Officers (Arts. 23 and 24) and employees, and any other matter of corporate interest beyond the exclusive scope of the General Meeting;

XXIV - to lay down the guidelines for control of the Company's corporate performance;

XXV - to authorize trading by the Company of its own shares;

XXVI - to establish the terms for conversion, early redemption and other conditions for placement of convertible or other debentures when authorized by the General Meeting;

XXVII - to decide on the issue by the Company of commercial papers and other financial instruments designed for primary or secondary distribution on capital markets;

XXVIII- to decide on capital increases, within the limits of the authorized capital;

XXIX - to form advisory assistance committees pursuant to Art. 16;

XXX - to authorize the Company to participate in other companies and to decide on representation of the Company at their general meetings and meetings of partners and as to matters submitted to such general and other meetings;

XXXI - to decide on the formation of companies controlled by the Company;

XXXII - to establish the form of distribution of the compensation of the managers of the Company, if fixed on an aggregate amount by the General Meeting;

XXXIII - to bar the execution of any decisions made by the Executive Officers violating the provisions of these Bylaws;

XXXIV - to resolve any omissions and perform other legal duties and prerogatives that do not conflict with those established in these Bylaws or law;

XXXV – elect and dismiss the members of the Audit Committee, set their remuneration, determine the Committee duties and approve the operational rules that it may come to establish for its functioning.

XXXVI - resolve on any matters that go beyond the authority established for the Board of Executive Officers, as provided for in Article 17.

Art. 18 - The chairman of the Board of Directors shall:

I - call and preside over meetings of the Board of Directors;

II - convene and preside over the General Meeting, appointing the secretary.

Art. 19 - The Vice-Chairman of the Board of Directors shall substitute the Chairman in his absence or temporary impediments.

Section III

EXECUTIVE COMMITTEE

Art. 20 - The Company shall have an Executive Committee composed of 2 (two) to 9 (nine) Executive Officers, at the discretion of the Board of Directors, one of them to be the Chief Executive Officer and the others Executive Officers without specific title, each having an area of activity determined by the Board of Directors.

Paragraph 1 - The term of office of the Executive Officers is of 2 (two) years, reelection being allowed.

Paragraph 2 - In the event of absence or temporary impediment of the Chief Executive Officer, the Board of Directors shall appoint a substitute Chief Executive Officer, investing him in office.

Paragraph 3 - If the position of Chief Executive Officer becomes vacant, the Board of Directors shall elect a substitute, who shall complete the term of office of the replaced Chief Executive Officer (Art. 17, IV).

Paragraph 4 - The other Executive Officers shall be substituted in the event of absence or temporary impediment by another Executive Officer, who shall be appointed by the Chief Executive Officer.

Paragraph 5 - If a position of Executive Officer becomes vacant, the Chief Executive Officer shall appoint one of the other Executive Officers as a temporary substitute until a definitive replacement is elected by the Board of Directors for the remainder of the term of office (Art. 17, IV).

Art. 21 - With due regard for the guidelines and resolutions of the Board of Directors and General Meeting, the Executive Committee shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the objects of the Company, with due regard for the provisions of Art. 17 hereof and other provisions provided for herein.

Paragraph 1 - It is incumbent upon the Executive Committee the appointment of an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

Paragraph 2 - The Executive Officers shall perform their duties on a full-time basis.

Art. 22 - The Executive Committee shall meet ordinarily once a month and extraordinarily whenever called by the Chief Executive Officer or by two Executive Officers, being the quorum the majority of its members.

Paragraph 1 - The Executive Committee shall decide always by majority vote of present members. In the event of a tie, the Executive Committee shall submit the matter to the Board of Directors for resolution.

Paragraph 2 - Resolutions of the Executive Committee shall be recorded in minutes drawn up in the proper book and signed by all present members, being copies of all minutes sent to all members of the Board of Directors.

Art. 23 - The Chief Executive Officer shall:

I - preside over meetings of the Executive Committee;

II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

III - organize, coordinate and supervise the activities of the areas directly subordinate to him;

IV - allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

V - keep the Board of Directors informed of the activities of the Company;

VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposal to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

VII - prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Art. 24 - It is incumbent upon each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Directors:

I - to represent the Company in accordance with the law and these Bylaws;

II - to organize, coordinate and supervise the services for which they are responsible;

III - to attend Executive Committee meetings, assisting to define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

IV - to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Art. 25 - As a general rule, with the exception of the events under the paragraphs of this article, the Company is validly bound when represented by two Executive Officers or by one Executive Officer jointly with an Attorney in Fact or, further, by two Attorneys in Fact, within the limit of their respective powers of attorney.

Paragraph 1 - The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met.

Paragraph 2 - The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an Attorney in Fact with specific powers.

Paragraph 3 - With the exception of the events provided for in articles 17, III, and 21, paragraph 1, the Company may also be represented by only one Executive Officer or one Attorney in Fact with specific powers in order to issue and negotiate, endorse and discount trade acceptance bills on the Company's sales; sign correspondence that does not create an obligation for the Company; perform simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund and its collection financial institutions and others of an identical nature.

Art. 26 - The following rules shall be observed as regards the appointment of attorneys in fact:

I - all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an Attorney in Fact appointed by the Board of Directors;

II - except in the event of judicial or similar representation, in which the performance of the powers until conclusion of the question or proceeding is essential, all powers of attorney shall be granted for a specific term of no more than one year, with limited powers.

Art. 27 - Any acts performed without due regard for the rules established in Arts. 25 and 26 hereof shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

FISCAL COMMITTEE

Art. 28 - Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Committee is composed of 3 (three) incumbent members and 3 (three) alternates elected by the General Meeting, which shall establish the compensation of the incumbent members.

Sole Paragraph - The Fiscal Committee's term of office ends upon the first Annual General Meeting held after it has been constituted.

Chapter VI

AUDIT COMMITTEE

Art. 29 – The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors among its members, with term of office of one (1) year, reelection being allowed.

Sole Paragraph – The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws  and regulations applicable to audit committees, will be determined.

Chapter VII

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Art. 30 - The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up after statement of the Board of Directors, they shall be submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1 - The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any participation.

Paragraph 2 - The net income shall mandatorily have the following allocation:

I – five per cent (5%) shall be earmarked to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

II – payment of mandatory dividend (Article 33);

III – the remaining profit shall have the allocation resolved at the General Meeting, observing the legal precepts.

Art. 31 - In addition, it shall be incumbent upon the Board of Directors:

I – to determine the drawing up of half-yearly, quarterly balance sheets, or for shorter periods, observing the legal precepts;

II – to approve the payment of any additional, interim dividends, including as total or partial advance of mandatory dividend for the year in progress, observing the legal provisions;

III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;

IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9,249 of December 26,1995.

Art. 32 - The Board of Directors’ act to resolve on the advance payment of mandatory dividend shall provide if these payments will be offset, monetarily restated, with the mandatory dividend for the year and once provided this offset, the Annual General Meeting will determine the payment of mandatory balance, if any, as well as the reversal to the original account of amount paid in advance.

Art. 33 - Dividend distribution shall not be less than 25% (twenty-five percent) of the ascertained net income, pursuant to art. 202 of Law 6404 of 1976.

Art. 34 - Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within 3 (three) years as from the beginning of the payment they shall become time-barred in favor of the Company.

Chapter VIII

LIQUIDATION

Art. 35 - The Company shall be liquidated in the events established by Law, with due regard for the applicable rules.

Sole Paragraph - The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Committee that shall function during the liquidation period, establishing their respective fees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.